

OCT.
08



STAPGEN LLC



Dr. Madhu S. Malo, MBBS, PhD



Dr. Biplab K. Malo, DMD

Our next generation will be free from Type 2 Diabetes with the recent discovery made by Dr. Madhu S. Malo and his team.

Now is the time to step-up to be part of the great cause to lift-up our community. I am requesting all of you to join this event.

Main Speaker: Dr. Madhu S. Malo

Aldersgate United Methodist Church.
235 Park St, North Reading, MA 01864

From 6 PM to 9 PM
Oct 8, 2022

Organized by Bangladesh Association of New England

STAPGEN LLC

Dear DaDa/DiDi,

Greetings!

You heard the news of the discovery made by Dr. Madhu Sudan Malo. He and his team discovered the cause of Type 2 Diabetes. Please check out our website https://www.stapgen.com for more info. Now is the time, how we can step-up to be part of a great cause to **up-lift our community.** I am requesting everyone to get involve in this process. You may invest in Stapgen at the earliest entry point of the company. Once the company grows, our community will also grow together. Me and my brother Dr. MS Malo are highly confident that **STAPGEN** will be a great company in the world. But, we need your initial support.

We are organizing an event on Aug. 28, 2022 in Cambridge, MA. The venue is as follows:

Community Room

362 Rindge Avenue,

Cambridge, MA 02140

Time: 5:00 PM to 8 PM

Please contact **Shamapti Malo** for this event at **781-552-2233** for any question.

Dinner will be served. Please try to get at least one person from a family.

Thank you for your support. We grow together.

Sincerely.

Biplab K. Malo, DMD

Founder and CEO of Stapgen LLC

P.s. Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

STAPGEN LLC

Hello Everybody. I am Biplab Malo, founder and CEO of Stapgen LLC.

Type 2 diabetes is killing millions of People every year. 6.7 million death were attributed to diabetes in 2021 alone according to IDF (international Diabetes Foundation). 237 billion dollar spent for direct care of Type 2 diabetes in the USA alone in 20121, according to CDC (center for Disease control. 25 % of healthcare cost is spent on Diabetes care. This is a pandemic.

What we know now is that Type 2 Diabetes is preventable. What we did not know before about Type 2 Diabetes is that what causes it, and when it happens. Now with our STAP-test, invented by Dr. Madhu S. Malo, we will be be able to answer those two questions exactly what causes Type 2 diabetes, and when it happens, five years in advance,   This is a huge weapon against Type 2 diabetes.

That's why I am highly confident that we will win the war against Type 2 diabetes.

However, I cannot fight the disease alone. I need your help. I am requesting to invest through https://wefunder.com/stapgen.llc.2, and become a part of STAPGEN. We want to make the world a healthier place to live. We grow together.

Thank you.
Biplab Malo, DMD

P.s. Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

STAPGEN LLC

Dear community members,

Greetings!

You heard the news of the discovery by Dr. Madhu Sudan Malo. Now is the time, how we can step-up how to be part of a great cause to up-lift our community. I am requesting everyone to get involve in this process.

Instruction how to invest in Stapgen.

1. Go to google search

2. Type wefunder.com

3. Once you land in Wefunder page, write "Stapgen" in the search area. A Botton for Stapgen "SGL" will appear.

4. Click on the Stapgen logo, it will take you to fund raising page of Stapgen LLC

5. Read and click to red "INVEST" Botton.

6. I am requesting $2000.00 investment per person. You may chose any amount. You will be asked for your documents. It is a legal contract, and you are investing. You will receive profit when the company is profitable.

Thank you for your support.

Biplab K. Malo, DMD

Founder and CEO of Stapgen LLC

P.s. Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

STAPGEN LLC

Dear community members,

Greetings!

You heard the news of the discovery by Dr. Madhu Sudan Malo. Now is the time, how we can step-up to be part of a great cause to up-lift our community. I am requesting everyone to get involve in this process.

We are organizing an event on Aug. 28, 2022 in Cambridge, MA. The venue is as follows:

Community Room

362 Rindge Avenue,

Cambridge, MA 02140

Time: 5:00 PM to 8 PM

Please contact **Shamapti Malo** for this event at **781-552-2233** for any question.

Thank you for your support. We want to grow together.

Sincerely.

Biplab K. Malo, DMD

Founder and CEO of Stapgen LLC







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Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.